FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                 No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                 No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                 No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Minutes of Ordinary and Extraordinary Shareholders’ Meeting held on March 27th, 2009.

MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY / SPECIAL SHAREHOLDERS’ MEETING—HELD AT FIRST CALL ON MARCH 27, 2009

MINUTES NO. 187

An Ordinary and Special Shareholders’ Meeting of BBVA Banco Francés S.A. was held on March 27, 2009, at 4:30 p.m. The Meeting was called to order by Mr. Jorge Carlos Bledel, Chairman of the Board of Directors, who also chaired the Meeting.

According to the Share Registry and the Shareholders’ Attendance Registry, a total of 22 shareholders, 14 in person and 8 by proxy, were present at this Ordinary and Special Shareholder’s Meeting held at first call. The shareholders had a total of 415,068,382 book-entry, common, registered shares of one vote each and a face value of one Argentine peso. This represented a capital of Arg. Pesos 415,068,306 i.e. 88.06% of a total capital of Arg. Pesos 471,361,306. Therefore, quorum required by Sections 243 and 244 of the Argentine Business Associations Law (Ley de Sociedades Comerciales) and Section 27 of the Bylaws was met.

The Chairman explained that Mr. Pablo Martín Lepiane, The Bank of New York’s representative, as depositary of American Depositary Receipts (ADR), had handed him a letter dated March 27, 2009 which, pursuant to regulations of the Argentine Securities Commission (Comisión Nacional de Valores), clarified how he was going to vote. This letter was to be considered for the counting of votes on each item on the Agenda.

The Chairman stated that a copy of notices published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) and in the daily newspaper “La Nación,” from February 27 to February 28 and from March 1 to 5, 2009, as provided in Section 237 of the Argentine Business Associations Law and Section 24 of the Bylaws, were available for all shareholders present.

Directors Messrs. Marcelo Gustavo Canestri, Oscar Miguel Castro, and Javier José D’Ornellas were also present at the Meeting. Directors Messrs. José Manuel Tamayo, Luis Bernardo Juango Fitero and Jesús Gonzalvo Lozano had advised they were unable to attend the meeting. Messrs. Mario Biscardi and Alejandro Mosquera, regular members of the Statutory Audit Committee were present.

The Chairman welcomed Certified Public Accountant Mr. Ariel Schmutz, who was present on behalf of the Argentine Stock Exchange (Bolsa de Comercio de Buenos Aires), and Ms. María Inés Pont Lezica, present on behalf of the Argentine Securities Commission.

Having complied with legal and statutory requirements, the Chairman called to order the Ordinary and Special Shareholder’s Meeting (related to the fiscal year ended December 31, 2008).

The Chairman informed shareholders about a Resolution of the Argentine Securities Commission Board of Directors dated February 21, 2003, referred to voluntary refraining from voting at Shareholders’ Meetings that was to be considered for the counting of votes. This Resolution was transcribed as follows:

Voluntary abstention from voting during a Shareholders’ Annual Meeting shall be deducted from the calculation base for the purposes of vote counting, creating a new base over which the respective majority shall be considered after deducting any voluntary abstentions.

Subsequently, the Chairman gave the floor to the Manager of Legal Services, Evelina Sarrailh, who reported that the Argentine Social Security Administration (ANSES, per its acronym in Spanish) (Sustainable Guarantee Fund of the Social Security Plan), held 5.70 % shares, representing the capital stock held, i.e. 6.47 % of capital recorded at the meeting. Pursuant to the provisions of Law No. 26425, Section 8, restriction to Sections 75 and 76 of Law No. 24241 shall be applicable. Consequently, pursuant to the provisions of Section 76 Subsection f) of the abovementioned law, ANSES, as shareholder, may exercise its voting rights in this meeting with the shares submitted but not exceeding 5 % of voting rights, at any kind of meeting, regardless of the number of shares held.

ANSES shareholder’s representative took the floor and requested that ANSES disagreement be recorded in the minutes, since that representative deemed that the issue was to be decided in compliance with Argentine Business Associations Law.

Ms. Sarrailh then stated that, in view of the above, it was to be noted that the shareholders had a total of 408,967,488 common, registered book-entry shares of one vote and a face value of one Argentine peso each.

Prior to discussing the first item on the Agenda, the Chairman appointed as Voting Inspectors the following shareholders’ representatives: Mr. Juan Patricio Duggan, representative of Bilbao Vizcaya Argentina S.A., and Mr. Gotardo Pedemonte, representative of Inversora Otar S.A., who accepted the nomination.

The following items of the Agenda were subsequently discussed:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO PREPARE AND SIGN THE MINUTES OF THE MEETING, TOGETHER WITH THE CHAIRMAN OF THE MEETING

The representative of ANSES and ANSES (Sustainable Guarantee Fund of the Social Security Plan) took the floor and moved be one of the signatories of the minutes.

Mr. Juan Duggan (representative of shareholders of Banco Bilbao Vizcaya Argentina S.A.) took the floor and proposed to be signatory of the meeting’s minutes together with Mr. Gotardo Pedemonte (representative of shareholder of Inversora Otar S.A.).

The motion was accepted by a majority of votes present and Mr. Juan Patricio Duggan and Mr. Gotardo Pedemonte were appointed to approve and sign the minutes of the meeting, together with the Chairman. The resulting figures were the following: Positive votes: 384,692,206; Negative votes: 2,638; Abstentions from voting: 24,269,183.

2.	CONSIDERATION OF THE ANNUAL REPORT, FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND OTHER ACCOUNTING INFORMATION, STATUTORY AUDIT COMMITTEE’S REPORT AND AUDITOR’S REPORT FOR TAX YEAR NO. 134, ENDED DECEMBER 31, 2008

Mr. Juan Duggan was given the floor to express that the abovementioned documents had been at the shareholders’ disposal in due time, and therefore, he suggested that they be deemed read and approved.

This item was submitted to voting and was approved by a majority of votes. There were 408,935,579 positive votes and 28,448 abstentions from voting, with no negative votes.

3.	APPROVAL OF THE BOARD OF DIRECTORS’ AND STATUTORY AUDIT COMMITTEE’S PERFORMANCE

Mr. Gotardo Pedemonte was given the floor, and he stated that the Annual Report for the Fiscal Year ended December 31, 2008 was in itself a clear evidence of the hard work carried out by the Board of Directors of BBVA Banco Francés in different areas of activity.

He added that the Bank, thanks to the work carried out by the members of management and audit bodies in a complex and competitive financial scenario, was still among the best companies in Argentina, both due to financial resources and solvency, and to the development and implementation of best practices in the market.

Consequently, Mr. Pedemonte moved for the approval of the work carried out in 2008 by the Board of Directors and the Statutory Auditor’s Committee, after undergoing a long local crisis and a current scenario of unprecedented international crisis.

Shareholder Manuel Serrano was given the floor and stated that, although he did not intend to vote against the approval of the Board of Directors’ management, the profits of the last four fiscal year were not absolute, but rather, higher due to inflation. Had it not been for inflation, the company would have recorded losses.

The item was submitted to voting and the results were as follows: Positive votes: 408,895,805; Negative votes: 18,675; Abstentions from voting: 49,547.

4.	CONSIDERATION OF THE INCOME FOR TAX YEAR NO. 134, ENDED DECEMBER 31, 2008. DISTRIBUTION OF CASH DIVIDENDS SUBJECT TO RELEVANT AUTHORIZATIONS

The representative of ANSES and ANSES (Sustainable Guarantee Fund of the Social Security Plan) took the floor and suggested to adjourn the meeting for 30 days, arguing that the international context requires more evidence to vote.

Statutory Auditor Mr. Biscardi (regular member of the Statutory Audit Committee) was given the floor and suggested that the Chairman should explain the board of directors’ proposal. Subsequently shareholders could vote on one of the two motions, that of ANSES and that of the board of directors.

The Chairman informed that, as shareholders knew, Tax Year No. 134 discussed at this Meeting had produced positive results amounting to Arg. Pesos 321,509,795.07, as set forth in the financial statements approved in the second item on the agenda.

He stated that, with respect to the abovementioned results, the Board of Directors resolved to submit a motion to the shareholders that for fiscal year 2008, dividends amounting to Arg. Pesos 100,000,000 be distributed pro-rata to shares held at face value by each shareholder, which equaled to 0.21215 per share. This decision was reached at the March 19, 2009 meeting as a consequence of the financial scenario of which everyone was aware. The distribution was to be made as follows: Arg. Pesos 35,000,000 in cash and Arg. Pesos 65,000,000 through the issuance of new shares.

The Chairman then stated that, as Banco Frances was a bank, i.e. a financial organization, it should have an authorization from the Argentine Central Bank (Banco Central de la República Argentina – BCRA) to pay out these dividends. An application was made in accordance with the terms of BCRA Communication A 4664. It was also pointed out that the Argentine Central Bank has not replied to that application. Aside from that, since BBVA Banco Frances was a public company with shares listed in the Buenos Aires Stock Exchange, authorizations for a public offer and market quote for new shares were required from the Argentine Securities Commission and the Buenos Aires Stock Exchange, respectively, to pay dividends in kind. The Company shall submit corresponding applications subject to BCRA’s approval. Upon approval of these applications by the regulatory authorities and upon receipt of BCRA’s authorization, the Company will pay out the dividends approved by this Shareholders’ Meeting.

In addition, Mr. Bledel said payments of dividends in shares entailed an increase in capital stock of an amount equivalent to dividends approved, i.e. Arg. Pesos 65,000,000. Subsequently, 65 million common, registered, non-transferable, book-entry shares with a face value of one Argentine peso and one vote each will be issued.

The Chairman reported that, pursuant to the provisions of the Argentine Business Associations Law and BCRA regulations, Arg. Pesos 64,301,959.01 should be allocated to the Legal Reserve Fund.

Mr. Gotardo Pedemonte, representing shareholder Inversora Otar S.A., made a motion for the acceptance of the Board of Directors’ proposal, which was approved as follows:

i) Dividends amounting to Arg. Pesos 100,000,000 to be distributed pro-rata to shares held by each shareholder (equal to Arg. Pesos 0.21215/share), subject to BCRA’s approval.

ii) That payment of dividends be made in cash for Arg. Pesos 35,000,000 and Arg. Pesos 65,000,000 through the issuance of new book-entry shares with a face value of one Argentine peso each. This entailed a capital increase of Arg. Pesos 65,000,000.

iii) The Board of Directors should be entitled to carry out any legal and/or administrative actions or presentations necessary for the capital stock increase, through a dealer it selected, to issue book entry shares of a face value of one Argentine peso per share, and to pay dividends with such shares for the amount of Arg. Pesos 65,000,000; and

iv) Allocation of Arg. Pesos 64,301,959.01 to the Legal Reserve Fund.

After due consideration, Gotardo Pedemonte’s (representative of Inversora Otar S.A.) motion was approved by acclamation. Voting was as follows: Positive votes: 384,691,844; Abstentions from voting: 24,272,183; No negative votes were registered.

5.	BOARD OF DIRECTORS’ FEES FOR THE TAX YEAR ENDED DECEMBER 31, 2008

The Chairman reported that directors’ fees for the year had already been paid out as prepayment and that such fees amounted to a total of Arg. Pesos 8,055,528. Bearing in mind the provisions of the Business Associations Law and General Resolution 368 of the Argentine Securities Commission (Chapter III, section 5) for payment of directors’ fees, the Committee organized pursuant to Executive Order 677/01, Argentine Securities Commission Resolution 400/02 and the Sarbanes Oxley Act, has analyzed and assessed the above fees (assigned and received) as prepayments to members of the Board. These fees were adequate according to the guidelines of Subsection (d), Section 2 of Chapter III of the Regulations issued by the Argentine Securities Commission (General Resolution 368/01 and its amendments) and according to Company criteria for determining payments for managers with executive positions, i.e. that take into account managers’ responsibilities, the time they devote to their work, their professional expertise and reputation, and the Company’s progress. Such criteria have been considered for the payment of independent managers’ fees, bearing also in mind that they do not work full-time.

Mr. Juan Patricio Duggan took the floor and moved for the approval of the total amount received as fees prepayment by Directors during the year ended December 31, 2007, as they were adequate in view of the above explanations.

This item was submitted to voting and the results were as follows: Positive votes: 408,889,901; Negative votes: 21,456; Abstentions from voting: 52,670.

6.	DISCUSSION OF FEES PAID TO THE STATUTORY AUDIT COMMITTEE FOR THE TAX YEAR ENDED DECEMBER 31, 2008.

Mr. Bledel informed the Shareholders that members of the Statutory Audit Committee, partners of the firm Biscardi & Asociados S.R.L., had received as fees for the tax year ended December 31, 2008, a total amount of Arg. Pesos 24,475.32.

Mr. Gotardo Pedemonte, who took the floor, moved that the fees received by the Statutory Auditors for the year ended December 31, 2008 be approved and hence the sixth item of the Agenda be also approved.

The item was submitted to voting with the following results: Positive votes: 408,781,877; Negative votes: 6,468; and Abstentions from voting: 175,682.

7.	NUMBER OF BOARD OF DIRECTORS MEMBERS AND ELECTION OF ANY DIRECTORS, IF APPROPRIATE, FOR A TERM OF THREE YEARS

Prior to discussing Item 7 of the Agenda, Mr. Bledel reminded the Shareholders that Section 10 of Banco Francés Bylaws stated that the Board of Directors may have a minimum of three Directors and a maximum of nine. This Section also stated that the term of office of the Board Members is three years and they may be re-elected, and that their term of office shall be deemed extended until their replacements are appointed by the Shareholders’ Meeting.

In connection with the current composition of the Banco Frances’ Board of Directors, the Chairman announced that the BOD included seven regular directors and two alternate directors. The mandates of two regular directors, Mr. Oscar Miguel Castro and Jorge Carlos Bledel, and of two alternate directors, Mr. Martín Ezequiel Zarich and Carlos Horacio Peguet, were expiring.

Mr. Bledel also pointed out that the appointment of Directors to the Board must be in full compliance with the current regulations on Transparency, by taking into consideration that the Statutory Audit Committee organized and approved by the corporation at the BOD meeting held on April, 27, 2007 in accordance with

Executive Order 677/01 and the Argentine Securities Commission Resolution 400/02, shall include three directors, most of them should be “independent”, as set forth by the rule referred to above.

All companies with shares listed on the NYSE (New York Stock Exchange), for instance, Banco Francés, shall adjust their business operations and corporate organization to domestic regulations and also to NYSE rules and regulations and those of the Sarbanes Oxley Act.

In accordance with Section 303 A of the NYSE Regulations, as from the month of July 2005 all members of the Statutory Audit Committee of corporations with shares listed on the NYSE shall be independent pursuant to criteria approved by the NYSE. All directors appointed, therefore, must be independent pursuant to local and foreign regulations.

Mr. Gotardo Pedemonte took the floor and moved to continue having seven regular directors as the Company had presently, and to reduce the number of alternate directors to one, as follows:

1.	Organize a BOD with 7 regular directors and 1 alternate director.

2.	Reappoint Mr. Jorge Carlos Bledel as regular director, who does not have the status of independent director required by foreign and local regulations.

3.	Reappoint regular director Mr. Oscar Miguel Castro, who has the status of independent director required by foreign and local regulations.

4.	Reappoint alternate director Mr. Martín Ezequiel Zarich, who does not have the status of independent director required by foreign and local regulations.

The results of voting were as follows: 407,926,295 Positive votes, 863,409 Negative votes and 174,323 Abstentions from voting.

8.	ELECTION OF THREE REGULAR STATUTORY AUDITORS AND THREE ALTERNATE STATUTORY AUDITORS FOR THIS YEAR’S STATUTORY AUDIT COMMITTEE

Mr. Jorge Carlos Bledel stated that it was pertinent to proceed with the election of three regular statutory auditors and three alternate statutory auditors, pursuant to Section 284 of the Business Associations Law. Afterwards, he clarified that, according to Section 285 of the abovementioned law, the requirements for a Statutory auditor are: to be an attorney or certified public accountant with an official license and to be an Argentine resident.

In accordance with BCRA’s Communication “A” 2106 dated June 24, 1993, the Secretary read the pertinent paragraphs of Section 10 of Law No. 21526:

“The following individuals may not serve as promoters, founders, directors, administrators, members of Statutory Audit Committees, statutory auditors, trustees in bankruptcy, liquidators or managers of the companies included under this law:

(a) Individuals who are disqualified or incompatible pursuant to Section 264 of Law No. 19550;

(b) Individuals who are disqualified to open checking accounts;

(c) Financial entities delinquent debtors;

(d) Individuals who are not qualified to take on any public duties or duties of similar nature, up to three years after said ineligibility had been declared;

(e) Individuals ineligible pursuant to the terms of Subsection 5), Section 41 of the Financial Entities Law, while such ineligibility is enforced, and

(f) Any individuals who had been declared responsible for irregularities in the management and administration of financial entities by a competent authority.”

Mr. Bledel also pointed out that according to Section 286 of Law No. 19550, the following individuals were not qualified for the position of statutory auditors at financial entities:

(1) Individuals who are not qualified to act as directors pursuant to Section 264; (2) Directors, managers and/or employees of the same corporation or of another parent company and/or subsidiary; and (3) Spouses, next of kin (per stirpes), in laws (non-direct relatives) up to and including the fourth generation, and relatives with a relationship that arises as a result of legal ties through the second generation for directors and general managers.

Mr. Rufino Acre, representative of shareholder Bilbao Vizcaya América BV, took the floor and moved that the following be elected as statutory auditors for a period of one year, i.e. up to December 31, 2009: MARIO RAFAEL BISCARDI, ALEJANDRO MOSQUERA AND MARCELINO AGUSTÍN CORNEJO, as regular statutory auditors; and JULIETA PAULA PARISO, CAROLINA VERÓNICA BOUZAS and ALEJANDRO CARLOS ORTIZ as alternate statutory auditors.

Mr. Rufino Acre reported that the proposed statutory auditors:

(a) are members of the firm BISCARDI & ASOCIADOS S.R.L. and that all of them are independent auditors pursuant to the terms of Argentine Securities Commission regulations; and

(b) have submitted the information required on time (as requested by the abovementioned regulation) in connection with their professional relationship with the Bank. Said letter was available at the Secretary’s office for the consideration of all Shareholders.

Additionally, Mr. Acre moved that the appointment of Statutory Auditor Committee members be made expressly authorizing all Statutory Auditors to participate in audit committees of other corporations (pursuant to Sections 298 and 273 of the Business Associations Law). However, these Statutory Auditors should strictly comply with the confidentiality provisions enforced by the Bank’s Bylaws and corporate purposes. Mr. Acre’s motion was approved by a majority of votes, as follows: Positive votes: 408,785,171; Negative votes: 3,579; Abstentions from voting: 175,277.

9.	FEES FOR THE ACCOUNTANT APPROVING THE FINANCIAL STATEMENTS FOR THE TAX YEAR NO. 134 ENDED DECEMBER 31, 2008

The Chairman reported that the BOD made a proposal which included fees for the accountant approving the quarterly and yearly financial statements for the year ended December 31, 2008. This fee amounted to Arg. Pesos 1,797,465 plus VAT.

This amount included limited revision reports (quarterly financial statements) and a yearly audit report (yearly financial statements).

Mr. Juan Duggan moved for the approval of the BOD proposal.

The item was submitted to voting and the results were as follows: Positive votes: 408,906,833; Negative votes: 7,830; Abstentions from voting: 49,364.

10.	APPOINTMENT OF AN ACCOUNTANT FOR THE CURRENT TAX YEAR’S FINANCIAL STATEMENTS

The Chairman informed that the BOD proposed that the firm Estudio Deloitte & Co. S.R.L. be appointed as auditors for 2009 financial statements. One of the firm’s partners, Mr. PABLO FRANCISCO TONINA, had timely submitted all due information and the statement required by Executive Order 677/2001 (Section 12) and the Argentine Securities Commission (Chapter III, Sections 19 and 20) regulations. The pertinent statement was published on February 24, 2009 in the Daily Gazette of the Buenos Aires Stock Exchange.

Mr. Juan Duggan took the floor and moved for the approval of the BOD proposal, as detailed above.

The motion was submitted to vote and was approved by a majority of votes, as follows: Positive votes: 408,918,425; Negative votes: 2,184; Abstentions from voting: 43,418.

11.	BUDGET ALLOCATION TO AUDIT COMMITTEE FOR PROFESSIONAL ADVICE (EXECUTIVE ORDER 677/01)

Mr. Jorge Carlos Bledel reported that pursuant to the terms of Executive Order 677/2001 (Section 15) and to the Argentine Securities Commission (Chapter III) regulations, the Company has organized an internal Audit Committee (several members were on the Committee). This Committee had the authority provided by Section 15 of Executive Order 677/01 and complied with all the tasks provided for in said regulations. The Committee may request the assistance of attorneys-at-law and other independent professionals and may retain their services which shall be paid by the Company. A budget shall be approved for this at the shareholders’ meeting.

Mr. Bledel moved that the Shareholders proceed with the approval of the budget allocation for the Audit Committee. Mr. Arce moved that an amount of Arg. Pesos 150,000 be allocated as the Audit Committee’s budget.

The results of the voting were as follows: Positive votes: 408,906,956; Negative votes: 8,253; Abstentions from voting: 48,818.

12.	AMENDMENT OF SECTIONS TEN AND THIRTEEN OF CORPORATE BYLAWS. RESTATEMENT OF CORPORATE BYLAWS

Mr. Pedemonte took the floor and stated that, for purposes of a better organization in the case of reappointments and/or elections of directors for the BOD, he deemed it necessary to amend Section 10 of the Bylaws as outlined below. In addition, he moved for the amendment of Section 13 of the Bylaws with the purpose of facilitating the quorum required for remote meetings.

Mr. Pedemonte moved for an amendment of Section 10 of the Corporate Bylaws, with the following wording:

CHAPTER III – GOVERNANCE AND REPRESENTATION

SECTION 10: GOVERNANCE AND REPRESENTATION

A Board of Directors governs the Company. This Board of Directors has between three and nine members, according to resolutions of the Ordinary Shareholders’ Meeting. Regular Directors (except for the case mentioned later), are appointed for three fiscal years and a third of the Board is renewed every year (or a fraction no less than three). Shareholders’ Meetings may also appoint the same number of Alternate Directors or less. Likewise, Alternate Directors are appointed for three fiscal years, and the same rules are applicable as those for Regular Directors. Directors, whether Regular or Alternate, may be re-elected indefinitely. Directors shall remain in office until their replacements are elected. In case the Board of Directors has no Regular Directors quorum, for whatever reason, Alternate Directors may act as Regular Directors, with no need for any resolution to be issued by the Board of Directors. In the event of Regular Director’s termination, replacing Alternate Directors shall remain in office until the next Meeting, at which it will be decided if said Alternate Director is confirmed to complete the fiscal year as Regular Director, or if, for such purposes, another Regular Director should be appointed. In case a vacancy occurs in the Board of Directors, the Statutory Committee shall appoint any required Directors for the BOD’s proper operation. The Board of Directors may appoint a General Manager, (who may be a company Director or not), freely revocable, who may delegate executive management functions pursuant to provisions of Section 270 of the Argentine Business Associations Law.

Likewise, Mr. Pedemonte motioned to amend Section 13, which will be read as follows.

SECTION 13: BOARD OF DIRECTORS’ MEETINGS

The Board of Directors shall meet at least once a month, with no less than full majority of votes present, whereas the Chairman or whoever replaces him/her has two votes in case of tie. Notwithstanding monthly ordinary meetings, any member of the Board of Directors may request a special meeting, in which case the Chairman calls the meeting which shall be held on the fifth day after receipt of a request. Otherwise, any Director may call a BOD meeting. Notices shall include the agenda to be discussed. Resolutions shall be recorded in the Minutes Book which shall be signed by Directors and Statutory Auditors present at the meeting.

REMOTE MEETINGS

The Board of Directors may discuss business with members present in person or through video-teleconference, or by other simultaneous transmission of sound and images. For the purposes of determining quorum, this will include the present directors and those who participate remotely through the above mentioned technical means. Directors may be at any location, either in Argentina or abroad. Minutes of the Meeting with directors participating remotely shall be drafted and signed no later than five days after the meeting was held. Minutes shall be signed by all directors present and a Statutory Committee representative. Directors who have participated remotely may also sign the minutes, but the lack of signature shall not affect the validity of a meeting and its resolutions. Minutes shall include all statements, whether made by directors actually present or those who had participated remotely, as well as their votes on every resolution. The Statutory Audit Committee’s representative at the board’s meeting, shall record in the minutes the names of any directors who participated remotely and the correctness of any resolutions.

Consequently, Mr. Pedemonte moved for the approval of the amendments of both sections as drafted above and for the approval of amended and restated Corporate Bylaws in a text which should include all above changes.

Mr. Pedemonte’s proposal was submitted to voting, and the results were as follows: Positive votes: 407,677,802; Negative votes: 1,234,257; Abstentions from voting: 51,968.

There being no further business to discuss, the Meeting was adjourned at 5:30 p.m.

Jorge C. Bledel

Chairman

Juan Patricio Duggan	Gotardo Pedemonte

Voting Inspectors

Juan Patricio Duggan	Gotardo Pedemonte

Shareholders Representatives

Statutory Audit Committee:

Mario Biscardi	Alejandro Mosquera

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 5, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer